11/25/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**AN 11-25-2003

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03052841

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
NOV 14 2003

SEC FILE NUMBER
8- 22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-02 (MM/DD/YY) AND ENDING 09-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST KENTUCKY SECURITIES Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

STATE NATIONAL BANK BUILDING SUITE 400
(No. and Street)

FRANKFORT	KENTUCKY	40601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND S KRAMER — 502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES T MITCHELL CO
(Name – *if individual, state last, first, middle name*)

PO BOX 698 201 WEST MAIN STREET	FRANKFORT	KENTUCKY 4061	502-227-7395
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND S KRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of 11-17, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public, State at Large, KY
My commission expires Aug. 3, 2004

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT REQUIRED
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT REQUIRED
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NOT REQUIRED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2003 and 2002

TABLE OF CONTENTS

Charles T. Mitchell Company, LLP

Certified Public Accountants

DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

CHARLES T. MITCHELL, C.P.A.
CONSULTANT



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2003 and 2002 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 5, 2003

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
September 30, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$162,161	$137,750
Accounts Receivable - Employees	2,941	3,950
Accounts Receivable - Trade	29,208	73,391
Interest Receivable	3,164	453
Inventory	363,563	66,288
Officer Receivable	1,500	1,500
Prepaid Expenses		2,570
Total Current Assets	562,537	285,902
Property and Equipment - Net	11,796	16,162
Other Assets		
Deferred Taxes	22,908	22,908
Insurance Cash Surrender Value	15,600	13,449
Total Other Assets	38,508	36,357
TOTAL ASSETS	$612,841	$338,421
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 14,591	$ 10,575
Notes Payable	236,561	
Payroll and Withholdings Payable	27,165	16,013
Total Liabilities	278,317	26,588
EQUITY		
Common Stock -150 Shares Issued Par Value $500	75,000	75,000
Additional Paid in Capital	153,376	152,876
Retained Earnings	134,148	111,457
Less: Treasury Stock -56 Shares Par Value $500	(28,000)	(27,500)
Total Equity	334,524	311,833
TOTAL LIABILITIES AND EQUITY	$612,841	$338,421

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
For Years Ended September 30, 2003 and 2002

	2003	2002
REVENUE		
Advisory Fee	$ 20,275	$ 23,689
Commissions	404,151	194,916
Consulting Fees	3,965	
Fiscal Agent - Net	488,263	205,155
Interest	14,702	14,025
Joint Account	5,039	5,875
Miscellaneous	29,257	18,067
Trading Account Fees	44,713	208,428
Underwriting Fees	34,826	
Total Revenue	1,045,191	670,155
EXPENSES		
Communication and Promotion	99,684	93,333
Depreciation	7,923	7,943
Interest Expenses	10,199	4,293
Office Rent and Expenses	116,829	113,966
Officer and Employee Benefits	105,363	78,473
Officer and Employee Compensation	539,963	395,555
Other Operating Expenses	15,110	18,271
Service Fees	127,429	83,395
Total Expenses	1,022,500	795,229
Net Income/(Loss) Before Income Taxes and Extraordinary Item	22,691	(125,074)
INCOME TAXES - See Corporate Income Tax Note		
Net Income/(Loss) from Continuing Operations	22,691	(125,074)
Extraordinary Item - Investment Fund		(150,000)
Net Income/(Loss)	$ 22,691	$ (275,074)
Earnings Per Share Net Income/(Loss) - 94 and 95 Shares Issued	$ 241	$ (2,896)
Earnings per Share Assuming Stock Options Exercised Net Income/(Loss) - 104 and 110 Shares Issued	$ 218	$ (2,501)

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
For Years Ended September 30, 2003 and 2002

	Common Stock		Additional Paid In Capital	Treasury Stock		Retained Earnings
	Shares	Amount		Shares	Amount	
Balances October 1, 2001	150	$75,000	$ 152,876	(55)	$(27,500)	$ 386,531
Net (Loss)						(275,074)
Balances September 30, 2002	150	75,000	152,876	(55)	(27,500)	111,457
Shares Retired			500	(1)	(500)	
Net Income						22,691
Balances September 30, 2003	150	$75,000	$ 153,376	(56)	$(28,000)	$ 134,148

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOWS
For Years Ended September 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ 22,691	$ (125,074)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
Depreciation	7,923	7,943
Changes in Assets and Liabilities:		
Decrease/(Increase) in Accounts Receivable	45,192	(51,572)
(Increase) in Insurance Surrender Cash Value	(2,151)	(2,043)
(Increase)/Decrease in Interest Receivable	(2,711)	2,589
(Increase)/Decrease in Inventory	(297,275)	427,865
Decrease/(Increase) in Prepaid Expenses	2,570	(2,570)
Increase/(Decrease) in Accounts Payable	4,016	(8,261)
Increase/(Decrease) in Payroll and Withholdings Payable	11,152	(360)
Total Adjustments	(231,284)	373,591
Net Cash (Used)/Provided by Operating Activities	(208,593)	248,517
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Purchases	(3,557)	(12,794)
Investment Fund		(150,000)
Total Investment Activities	(3,557)	(162,794)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable - Net	236,561	(110,428)
NET INCREASE/(DECREASE) IN CASH	24,411	(24,705)
Cash - Beginning of Year	137,750	162,455
Cash - End of Year	$ 162,161	$ 137,750

	2003	2002
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During The Year For:		
Interest	$ 10,199	$ 4,293

The accompanying notes are an integral part of these financial statements.

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free of municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2003 and 2002 are shown on page 10 of this report.

CORPORATE INCOME TAX/DEFERRED TAXES

The Corporation has reported no federal or state income tax liability at September 30, 2003 and 2002. A deferred tax asset of $22,908 for September 30, 2003 and 2002 is recognized for net operating loss carry-overs and tax credits. There was no increase or decrease in the deferred tax asset as a result of current operations, and this amount may be subject to future reduction if evidence indicates it is more likely than not that some or all of the deferred tax asset will not be realized. These benefits will be used to offset future federal and state tax liabilities to the extent permitted by federal and state tax laws. Unused tax benefits will begin to expire in 2016.

A permanent accounting difference between book and taxable income/(loss) exists because of tax exempt bond interest and non-deductible expenses. Tax income/(loss) and pre-tax book income/(loss) are reconciled as follows:

	Federal		State	
	2003	2002	2003	2002
Net Income/(Loss) Per Books	$ 22,691	$ (275,074)	$ 22,691	$ (275,074)
Non-taxable Items	(226)	(133)	(226)	(133)
Deferred Loss on Investment		150,000		150,000
Tax Exempt Bond Interest	(14,465)	(9,675)	(14,465)	(9,675)
Depreciation Difference Between Book and Tax	(1,673)	(3,327)	(3,121)	(490)
Taxable Income/(Loss)	$ 6,327	$ (138,209)	$ 4,879	$ (135,372)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2003 and 2002 was $7,923 and $7,943, respectively.

	Cost		Accumulated Depreciation		Book Value	
	2003	2002	2003	2002	2003	2002
Office Equipment	$ 52,385	$ 48,828	$ 42,829	$ 36,673	$ 9,556	$ 12,155
Furniture/Fixture	9,362	9,362	7,782	7,331	1,580	2,031
Lease Improvements	13,280	13,280	12,620	11,304	660	1,976
Totals	$ 75,027	$ 71,470	$ 63,231	$ 55,308	$ 11,796	$ 16,162

INVENTORY

Schedule below is Kentucky tax free municipal inventory as of September 30, 2003 and 2002, respectively.

	2003	2002
Kenton County Airport Bonds 7.50% Maturing 02/01/12 $10,000	$	$ 9,250
Kenton County Airport Bonds 5.50% Maturing 03/01/07 $15,000		16,355
Kentucky Housing Corp. Bond 1.90% Maturing 07/01/03 $25,000		24,993
Southern Madison Water District 5.70% Maturing 01/01/25 $15,000		15,690
Jefferson County Kentucky Alliant Health System 4.80% Maturing 10/01/08 $20,000	22,099	
Kentucky League of Cities 5.00% Maturing 08/01/23 $25,000	24,938	
Kentucky State Turnpike Authority 5.50% Maturing 07/01/09 $5,000	5,717	
University of Kentucky Consolidated Education Buildings 4.60% Maturing 09/01/14 $20,000	20,774	
Owen County Kentucky School Building Bonds 2.90% Maturing 09/01/14 $220,000	209,072	
Kentucky Asset/Liability Project Notes 2.50% Maturing 07/15/10 $85,000	80,963	
Totals	$363,563	$ 66,288

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

AVAILABILITY OF STATEMENT OF FINANCIAL CONDITION

The statement of financial condition of the most recent audit report of the First Kentucky Securities Corporation is available for examination at the office of the corporation at Suite 400, State National Bank Building, Frankfort, Kentucky and at the regional and principal offices of the Securities and Exchange Commission.

NOTES PAYABLE

	2003	2002
Funds on a brokerage margin account at Bank of New York. The interest rate is approximately 4.00%	$236,561	
Funds on a brokerage margin account at Bank of New York.		$

The loans are secured by bonds, which are held in inventory. Interest expense for the fiscal years ended September 30, 2003 and 2002 totaled $10,199 and $4,293, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

First Kentucky Securities Corporation has established a salary reduction employee pension (SAR/SEP) plan. Employees contribute through payroll deduction. Contributions by employees are limited to amounts permitted by current tax laws. Employer contributions are made at the discretion of management. No discretionary contributions were made by the company during the years ended September 30, 2003 and 2002, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE - CASH SURRENDER VALUE

The insurance policies carried on the lives of two officers had a cash surrender value of $15,600 and $13,449 on September 30, 2003 and 2002, respectively. The beneficiary of these policies is the corporation.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

STOCK OPTION

Two employees have the option to each purchase 5 shares of stock for an exercise price of $6,782 per share. The option will be in effect as of the date of employment and will continue until July 1, 2004.

TREASURY STOCK

The company holds 56 and 55 shares of stock in treasury as of September 30, 2003 and 2002, respectively. The transaction is reported on the statement of financial condition at cost and as a deduction from equity. The cost of the treasury stock is $28,000 and $27,500 as of September 30, 2003 and 2002 respectively.

INVESTMENT - EXTRAORDINARY ITEM

During year ending September 30, 2002, the Corporation purchased for $150,000 a 29% minority interest in Coaches Locker.Com, a limited liability company (LLC) specializing in online sports apparel. Even though the Corporation owns less than 50% interest in the LLC, they exercise significant influence. The influence is based on being considered managers. Based on additional financial information, a permanent decline was recognized. The decline in value resulted in recognizing an extraordinary item in the amount of $150,000. Any future value recognized in this investment will be recognized as income as incurred.

OFFICER RECEIVABLE

As of September 30, 2003 and 2002, an officer receivable totaling $1,500 is uncollateralized, interest free and due on demand.

SUBSEQUENT EVENT

After issuance of the current audit report, Coaches Locker.Com had an outside capital contribution. As of the date of this audit report, no increase or decrease in the investment has been reflected in the financial statements due to the capital infusion.

SCHEDULE I

FIRST KENTUCKY SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2003 and 2002

	2003	2002
NET CAPITAL		
Equity	$334,524	$311,833
Deductions and/or charges		
Non-allowable Assets		
Accounts Receivable - Employee	2,941	3,950
Deferred Assets	22,908	22,908
Officer Receivable	1,500	1,500
Prepaid Expenses		2,570
Property and Equipment - Net	11,796	16,162
Total Deductions	39,145	47,090
Net Capital Before Percentage Reductions	295,379	264,743
Pursuant to Rule 15c3-1 (F)		
Reduction of Securities Held in Inventory	20,309	2,511
Net Capital	$275,070	$262,232
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 41,756	$ 26,588
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$100,000	$100,000
Excess Net Capital	$175,070	$162,232
Ratio of Aggregate Indebtedness to Net Capital	.15 to 1	.10 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in FOCUS Report	$279,811	$265,371
Audit Adjustments to Account Balance	(4,741)	(3,139)
Net Capital (Above)	$275,070	$262,232

SCHEDULE II

FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2003 and 2002

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2003 and 2002 and have submitted our report thereon dated November 5, 2003. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2003 and 2002

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2003	2002
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

Charles T. Mitchell Company, LLP
Certified Public Accountants
DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

CHARLES T. MITCHELL, C.P.A.
CONSULTANT



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2003 and 2002 appears on pages 1 through 11. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.
November 5, 2003

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE SCHEDULES OF OPERATING EXPENSES
For Years Ended September 30, 2003 and 2002

	2003	2002
Communications and Promotion		
Advertising	$ 28,815	$ 27,304
Information Systems	40,501	31,386
Telephone	23,399	26,286
Travel and Entertainment	6,969	8,357
Total	$ 99,684	$ 93,333
Interest Expense	$ 10,199	$ 4,293
Office Rent and Expenses		
Contract Labor	$	$ 2,976
Dues and Subscriptions	8,269	9,844
Equipment Rent, Repair and Maintenance	9,773	11,137
Miscellaneous	8,321	304
Office Rent	46,000	39,196
Office Supplies and Expense	15,884	21,322
Postage and Shipping	17,541	8,005
Professional Fees	9,600	21,182
Utilities	1,441	
Total	$116,829	$113,966
Officer and Employee Benefits		
Insurance	$ 63,592	$ 51,718
Payroll Taxes	41,516	25,098
Training	255	1,657
Total	$105,363	$ 78,473
Officer and Employee Compensation		
Office and Sales Salaries	$271,787	$198,210
Officer Salaries	268,176	197,345
Total	$539,963	$395,555
Other Operating Expenses		
Insurance	$ 6,805	$ 6,158
Regulatory Fees	5,114	4,236
Taxes and Licenses	1,441	1,877
Vehicle Lease	1,750	6,000
Total	$ 15,110	$ 18,271
Service Fees		
Bank Charges	$ 746	$
Clearing Fees	126,683	83,395
Total	$127,429	$ 83,395

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP
Certified Public Accountants
DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A

CHARLES T. MITCHELL, C.P.A.
CONSULTANT


C T M

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2003 and 2002 and have submitted our report thereon dated November 5, 2003. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2003 and 2002, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co.

November 5, 2003